Exhibit 99.1

Pinduoduo Announces First Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA, May 20, 2019 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing “new e-commerce” platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•                          GMV1 in the twelve-month period ended March 31, 2019 was RMB557.4 billion (US$2 83.1 billion), an increase of 181% from RMB198.7 billion in the twelve-month period ended March 31, 2018.

•                          Total revenues in the quarter were RMB4,545.2 million (US$677.3 million), an increase of 228% from RMB1,384.6 million in the same quarter of 2018.

•                          Average monthly active users3 in the quarter were 289.7 million, an increase of 74% from 166.2 million in the same quarter of 2018.

•                          Active buyers4 in the twelve-month period ended March 31, 2019 were 443.3 million, an increase of 50% from 294.9 million in the twelve-month period ended March 31, 2018.

•                          Annual spending per active buyer5 in the twelve-month period ended March 31, 2019 was RMB1,257.3 (US$187.3), an increase of 87% from RMB673.9 in the twelve-month period ended March 31, 2018.

“We kicked off 2019 with a strong quarter thanks to the continued support of our users,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “GMV in the last twelve months increased to RMB557.4 billion, driven by the rapid growth in our annual active buyer base and annual spending per active buyer. These metrics reflect our success in increasing user engagement and improving user experience. We will continue to invest strategically in our users and merchants in 2019 and drive greater engagement with more practical functions and fun features.”

1  “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over certain amounts (RMB100,000) and transactions by buyers over a certain amount (RMB1,000,000) per day.

2  This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7112 to US$1.00, the noon buying rate in effect on March 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“In the first quarter of 2019, our revenue increased by 228% year-over-year to RMB4,545.2 million,” added Mr. Huang. “This was driven primarily by an increase in our online marketing services revenues. The increase in marketing spend by our merchants is an endorsement of the value that our platform offers. As our users’ shopping experience improves on our platform, they transact more frequently and confidently, which translates to greater exposure and return on investments for our merchants. We are still very early in monetizing our platform and will continue to be mindful of balancing monetization and growth.”

First Quarter 2019 Unaudited Financial Results

Total revenues were RMB4,545.2 million (US$677.3 million), an increase of 228% from RMB1,384.6 million in the same quarter of 2018. The increase was primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB3,948.4 million (US$588.3 million), an increase of 256% from RMB1,108.1 million in the same quarter of 2018.

•                          Revenues from transaction services were RMB596.8 million (US$88.9 million), an increase of 116% from RMB276.5 million in the same quarter of 2018.

Total costs of revenues were RMB873.3 million (US$130.1 million), an increase of 174% from RMB318.7 million in the same quarter of 2018. The increase was mainly due to higher costs for cloud services, call center and merchant support services, partially offset by a payment rebate of RMB339.2 million from Tencent.

Total operating expenses were RMB5,792.4 million (US$863.1 million), compared with RMB1,319.0 million in the same quarter of 2018.

•                          Sales and marketing expenses were RMB4,889.3 million (US$728.5 million), an increase of 302% from RMB1,217.5 million in the same quarter of 2018, mainly due to an increase in online and offline advertisement and promotions and branding campaigns.

•                          General and administrative expenses were RMB236.1 million (US$35.2 million), a significant increase from RMB28.8 million in the same quarter of 2018, primarily due to an increase in headcount and share-based compensation expenses.

•                          Research and development expenses were RMB667.1 million (US$99.4 million), an increase of 816% from RMB72.8 million in the same quarter of 2018. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, as well as an increase in R&D-related cloud services expenses.

Operating loss was RMB2,120.5 million (US$316.0 million), compared with operating loss of RMB253.1 million in the same quarter of 2018. Non-GAAP operating loss6 was RMB1,621.9million (US$241.7 million), compared with RMB239.5 million in the same quarter of 2018.

Net loss attributable to ordinary shareholders was RMB1,877.7 million (US$279.8 million), compared with net loss of RMB281.5 million in the same quarter of 2018. Non-GAAP net loss attributable to ordinary shareholders7 was RMB1,379.1 million (US$205.5 million), compared with Non-GAAP net loss attributable to ordinary shareholders of RMB267.9 million in the same quarter of 2018.

Basic and diluted net loss per ADS was RMB1.64 (US$ 0.24), compared with net loss per ADS of RMB0.64 in the same quarter of 2018. Non-GAAP basic and diluted net loss per ADS were RMB1.20 (US$0.20), compared with Non-GAAP basic and diluted net loss per ADS of RMB0.60 in the same quarter of 2018.

Net cash8 used in operating activities was RMB1,543.3 million (US$230.0 million), compared with RMB683.5 million in the same quarter of 2018, primarily due to an increase in operating expenses.

Cash, cash equivalents and restricted cash were RMB37.2 billion (US$5.5 billion) as of March 31, 2019, compared with RMB30.5 billion as of December 31, 2018.

6  Non-GAAP operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

7  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

8  As the Company lost its EGC status on December 31, 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Pursuant to the guidance, the Company retrospectively restated the statement of cash flows in the comparative periods.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Monday, May 20, 2019 (7:30 PM Beijing/Hong Kong Time on Monday, May 20, 2019).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
Mainland China	4006-208-038
U.S.	+1-845-675-0437
U.K.	+44-203-621-4779
Hong Kong	+852-3018-6771
Passcode:	Pinduoduo

A telephone replay of the call will be available after the conclusion of the conference call until 9:59 AM ET on May 28, 2019.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	6848529

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses. The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31,2018	March 31, 2019
	RMB	RMB	US$
	(Audited)	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	14,160,322	22,501,691	3,352,857
Restricted cash	16,379,364	14,717,548	2,192,983
Receivables from online payment platforms	247,586	317,209	47,266
Short-term investments	7,630,689	6,919,548	1,031,045
Amounts due from related parties	1,019,033	1,081,936	161,213
Prepayments and other current assets	953,989	1,268,842	189,064
Total current assets	40,390,983	46,806,774	6,974,428

Non-current assets
Property and equipment, net	29,075	36,089	5,377
Intangible asset	2,579,338	2,381,247	354,817
Right-of-use assets[9]	—	218,836	32,608
Other non-current assets	182,667	340,819	50,784
Total non-current assets	2,791,080	2,976,991	443,586

Total Assets	43,182,063	49,783,765	7,418,014

9 On January 1, 2019, the Company adopted ASC No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) by using the modified retrospective method and did not restate the comparable periods.

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31,2018	March 31, 2019
	RMB	RMB	US$
	(Audited)	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Amounts due to related parties	478,113	921,418	137,296
Customer advances	191,482	243,048	36,215
Payable to merchants	17,275,934	15,657,163	2,332,990
Accrued expenses and other liabilities	2,225,667	2,779,172	414,110
Merchant deposits	4,188,273	4,908,578	731,401
Lease liabilities[10]	—	73,037	10,883
Total current liabilities	24,359,469	24,582,416	3,662,895

Lease liabilities[10]	—	163,785	24,405
Other non-current liabilities	—	8,435	1,257
Total non-current liabilities	—	172,220	25,662

Total Liabilities	24,359,469	24,754,636	3,688,557

Shareholders’ equity
Ordinary Shares	142	148	23
Additional paid-in capital	29,114,527	37,606,981	5,603,615
Accumulated other comprehensive income	1,035,783	627,566	93,510
Accumulated deficits	(11,327,858)	(13,205,566)	(1,967,691)
Total shareholders’ equity	18,822,594	25,029,129	3,729,457
Total liabilities and shareholders’ equity	43,182,063	49,783,765	7,418,014

10  On January 1, 2019, the Company adopted ASC No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) by using the modified retrospective method and did not restate the comparable periods.

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services	1,384,604	4,545,204	677,256
Total Revenues	1,384,604	4,545,204	677,256

Costs of revenues
Costs of online marketplace services	(318,700)	(873,314)	(130,128)
Total costs of revenues	(318,700)	(873,314)	(130,128)

Gross profit	1,065,904	3,671,890	547,128

Sales and marketing expenses	(1,217,458)	(4,889,255)	(728,521)
General and administrative expenses	(28,761)	(236,075)	(35,176)
Research and development expenses	(72,818)	(667,081)	(99,398)
Total operating expenses	(1,319,037)	(5,792,411)	(863,095)

Operating loss	(253,133)	(2,120,521)	(315,967)

Interest income	50,163	252,102	37,564
Foreign exchange loss	(2,136)	(1,886)	(281)
Other income /(loss), net	4,085	(7,403)	(1,103)

Loss before income tax	(201,021)	(1,877,708)	(279,787)
Income tax expenses	—	—	—
Net loss	(201,021)	(1,877,708)	(279,787)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(201,021)	(1,877,708)	(279,787)
Deemed distribution to certain holders of convertible preferred shares	(80,496)	—	—
Net loss attributable to ordinary shareholders	(281,517)	(1,877,708)	(279,787)

Deficits per share for Class A and Class B ordinary shares:
-Basic	(0.16)	(0.41)	(0.06)
-Diluted	(0.16)	(0.41)	(0.06)

Deficits per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(0.64)	(1.64)	(0.24)
-Diluted	(0.64)	(1.64)	(0.24)

Weighted average number of Class A and Class B ordinary shares outstanding:
-Basic	1,758,770	4,559,017	4,559,017
-Diluted	1,758,770	4,559,017	4,559,017

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services
- Online marketing services	1,108,100	3,948,414	588,332
- Transaction services	276,504	596,790	88,924
Total	1,384,604	4,545,204	677,256

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	300	4,281	638
Sales and marketing expenses	1,202	196,121	29,223
General and administrative expenses	5,027	169,003	25,182
Research and development	7,081	129,227	19,255
Total	13,610	498,632	74,298

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(683,527)	(1,543,251)	(229,952)
Net cash (used in)/provided by investing activities	(801,556)	457,473	68,166
Net cash provided by financing activities	5,824,568	7,993,828	1,191,118
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(75,799)	(228,497)	(34,047)

Increase in cash, cash equivalents and restricted cash	4,263,686	6,679,553	995,285
Cash, cash equivalents and restricted cash at beginning of period[11]	12,429,001	30,539,686	4,550,555

Cash, cash equivalents and restricted cash at end of period[11]	16,692,687	37,219,239	5,545,840

11  As the Company lost its EGC status on December 31, 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Pursuant to the guidance, the Company retrospectively restated the statement of cash flows in the comparative periods.

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	(253,133)	(2,120,521)	(315,967)
Add: Share-based compensation	13,610	498,632	74,298
Non- GAAP operating loss	(239,523)	(1,621,889)	(241,669)

Net loss attributable to ordinary shareholders	(281,517)	(1,877,708)	(279,787)
Add: Share-based compensation	13,610	498,632	74,298
Non- GAAP net loss attributable to ordinary shareholders	(267,907)	(1,379,076)	(205,489)

Weighted-average number of ordinary shares outstanding — basic and diluted	1,758,770	4,559,017	4,559,017
Non-GAAP basic deficits per share	(0.15)	(0.30)	(0.05)
Non-GAAP basic deficits per ADS	(0.60)	(1.20)	(0.20)
Non-GAAP diluted deficits per share	(0.15)	(0.30)	(0.05)
Non-GAAP diluted deficits per ADS	(0.60)	(1.20)	(0.20)